April 22, 2009

BY EDGAR

Sonia G. Barros, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20540

Re:	CNL Lifestyle Properties, Inc. Post-Effective Amendment No. 5

Form S-11, File No. 333-146457

Dear Ms. Barros:

On behalf of CNL Lifestyle Properties, Inc. (the “Company”), we are writing in response to the Staff’s comment provided by telephone on April 20, 2008.

In connection with its review of the referenced filing, the Staff has requested that the Company include information regarding accrued but unpaid fees and expenses in the prospectus under the caption “Certain Relationships and Related Transactions.” The requested information appears in Note 15 to the Company’s consolidated financial statements for the year ended December 31, 2008. Rather than relying on incorporation by reference of that information, however, the Company will provide that information as part of the prospectus. As we discussed, the Company will include the disclosure as part of the filing pursuant to Rule 424(b) following the effectiveness of the post-effective amendment.

The Company has authorized us to acknowledge on its behalf that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Sonia G. Barros, Esq.

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any additional questions or comments.

Sincerely,

/s/ Richard E. Baltz
Richard E. Baltz